UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May, 2010

Commission File Number 001-14552

Top Image Systems Ltd.
(Translation of registrant’s name into English)

2 Ben Gurion St, Ramat Gan, Israel 52573
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

This Form 6-K including all attachments is being incorporated by reference into the Registration Statement on Form S-8 (file no. 333-125064) and the Registration Statement on Form F-3 (file no. 333-119885).

CONTENTS

Attached hereto is a copy of the Registrant’s press release dated May 24, 2010, reporting the results for the three months ended March 31, 2010.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Top Image Systems Ltd.

Date: May 24, 2010	By:	/s/ Ido Schechter
Ido Schechter
Chief Executive Officer

Top Image Systems Reports Financial Results for the First Quarter
of 2010

Revenues of $5.3 Million, Non-GAAP Operating Margin of 8%

Tel Aviv, Israel – May 24, 2010 – Top Image Systems, Ltd. (TIS) (NASDAQ and TASE: TISA), the leading innovator of data capture solutions, today announced its financial results for the first quarter ended March 31, 2010.

First Quarter Highlights

-	Revenues of $5.3 million
-	Fifth consecutive quarter of operational profit
-	Gross margin increased year-over-year from 59% to 62%
-	Non-GAAP operating income increased to $0.45 million, up from $0.40 million in the first quarter of 2009
-	Non-GAAP net income of $0.26 million, compared to $0.22 million in the first quarter of 2009
-	Non-GAAP earnings per diluted share increased to $0.03, up from $0.02 in the first quarter of 2009
-	Positive cash flow from operations of $0.20 million, compared to $0.40 million negative cash flow from operations in the first quarter of 2009

First Quarter 2010 Results

For the first quarter ended March 31, 2010, revenues were $5.3 million down 13% compared to revenues of $6.1 million in the first quarter of 2009.  Revenues in the first quarter of 2009 included non-core activities, which were discontinued in 2010 in line with the Company’s strategy to increase profitability and margins.

Gross margin in the quarter grew to 62% compared to 59% in the first quarter of 2009.

Non-GAAP operating income for the first quarter of 2010 reached $0.45 million, up from  non-GAAP operating income of $0.40 million in the first quarter of 2009.

Non-GAAP net income for the first quarter of 2010 totaled $0.26 million or $0.03 per diluted share, compared to non-GAAP net income of $0.22 million in the first quarter of 2009, or $0.02 per diluted share.

Net loss on a GAAP basis for the first quarter of 2010 totaled $1.1 million, or $(0.12) per diluted share compared to a net loss of $1.4 million in the first quarter of 2009, or $(0.15) per diluted share.

Positive cash flow from operations was $0.20 million in the first quarter of 2010 compared to $0.40 million negative cash flow from operations in the first quarter of 2009.

Management’s comment

Dr. Ido Schechter, CEO of TIS, commented: "As a result of our decision to focus on core activities and more profitable business opportunities, we saw a decrease in sales.  However, this allowed us to increase our gross margin, non-GAAP operating income, non-GAAP net income, non-GAAP diluted earnings per share and cash flow from operations. TIS achieved non-GAAP operating margin of 8% compared to 6.6% for the same period last year. For the remainder of 2010 we will continue to focus on large scale opportunities including large governmental and population census projects, as well as projects for banks and financial organizations that are looking to cut costs and improve customer service. We believe that with our strong pipeline and proved solutions, TIS is well positioned to maintain sustainable profitable growth."

Non-GAAP financial measures

The release includes non-GAAP diluted earnings per share and other non-GAAP financial measures, non-GAAP operating income, non-GAAP net income and non-GAAP earnings (loss) per share. These non-GAAP measures exclude the following items:

-	Amortization of intangible assets;
-	Equity-based compensation expense
-	Non-cash income/(expenses) relating to change in fair value of convertible debentures

The presentation of these non-GAAP financial measures should be considered in addition to TIS' GAAP results provided in the attached financial statements for the first quarter ending March 31, 2010 which include a reconciliation of each non-GAAP financial measure to its most directly comparable GAAP financial measure, and is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. TIS’ management believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance by excluding certain charges, gains that may not be indicative of TIS' core business operating results. TIS believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing TIS' performance. These non-GAAP financial measures also facilitate comparisons to TIS’ historical performance and its competitors' operating results. TIS’ includes these non-GAAP financial measures because management believes they are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision-making. Non-GAAP measures are reconciled to comparable GAAP measures in the table entitled "Reconciliation of GAAP to Non-GAAP results".

Conference Call

The Company will be holding a conference call today, May 24, 2010, at 9:00am ET (6:00am Pacific Time, 4:00pm Israel Time) to review the first quarter Results.

Dr. Ido Schechter, CEO, will be on-line to discuss these results and take part in a question and answer session.

To participate, please call one of the following teleconferencing numbers at least 5 minutes before the conference call commences. If you are unable to connect using the toll-free numbers, please try the international dial-in number.

US Dial-in Number: 1-888-407-2553
ISRAEL Dial-in Number: 03 9180664
INTERNATIONAL Dial-in Number:  +972 3 9180664

For those unable to listen to the live call, a replay of the call will be available from the day after the call in the investor relations section of Top Image Systems’ website at: www.topimagesystems.com

About Top Image Systems

Top Image Systems is a leading innovator of enterprise solutions for managing and validating content entering organizations from various sources. Whether originating from mobile, electronic, paper or other sources, TIS solutions deliver the content to applications that drive the organization. TIS' eFLOW Unified Content Platform is a common platform for the company's solutions. TIS markets its platform in more than 40 countries through a multi-tier network of distributors, system integrators, value-added resellers as well as strategic partners. Visit the company's website http://www.TopImageSystems.com for more information.

Caution Concerning Forward-Looking Statements

Certain matters discussed in this news release are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, particularly statements regarding future operating or financial performance such as statements regarding trends, demand for our products, expected deliveries, transaction, expected revenues, operating results, earnings and profitability. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied in those forward looking statements.  Words such as “will,” “expects,” “anticipates,” “estimates,” “intends,” “believes,” “plans” and words and terms of similar substance in connection with any discussion of future operating or financial performance identify forward-looking statements.  These statements are based on management’s current expectations or beliefs and are subject to a number of risks and uncertainties that could cause actual results to differ materially including, but not limited to, risks in product development plans and schedules, rapid technological change, changes and delays in product approval and introduction, customer acceptance of new products, the impact of competitive products and pricing, market acceptance, the lengthy sales cycle, proprietary rights of TIS and its competitors, risk of operations in Israel, government regulation, dependence on third parties to manufacture products, quarterly fluctuations in sales of products in the Data Capture market, TIS’s ability to successfully integrate businesses it acquires, litigation (including litigation over intellectual property rights), general economic conditions and other risk factors detailed in the Company's most recent annual report on Form 20-F and other subsequent filings with the United States Securities and Exchange Commission.  We are under no obligation to, and expressly disclaim any obligation to, update or alter our forward-looking statements, whether as a result of new information, future events or otherwise.

* * *

Company Contact

Dana Rubin
Director of Corporate Marketing and IR
dana.rubin@topimagesystems.com
+972 37679114

Top Image Systems Ltd.
Consolidated Balance Sheet as of

	March 31,	December 31,
	2010	2009
	In thousands

Assets

Current assets:
Cash and cash equivalents	$2,449	$2,866
Restricted cash	563	613
Trade receivables and Unbilled receivables, net	6,258	6,081
Other receivable and prepaid expenses	917	781

Total current assets	10,187	10,341

Long term assets:
Severance pay funds	1,041	1,104
Long-term deposits and long-term assets	186	172
Property and equipment, net	456	509
Intangible assets, net	86	104
Goodwill	5,660	5,937

Total long-term assets	7,429	7,826

Total assets	$17,616	$18,167

Liabilities and Shareholders' Equity

Current liabilities:
Short-term bank loans	$-	$109
Current maturity of convertible debentures	730	1,936
Trade payables	934	684
Deferred revenues	1,871	1,321
Accrued expenses and other accounts payable	1,961	2,358

Total current liabilities	5,496	6,408

Long-term liabilities:
Convertible debentures	7,303	5,362
Accrued severance pay	1,285	1,367

Total long-term liabilities	8,588	6,729

Total liabilities	14,084	13,137

Shareholders' equity	3,532	5,030

Total liabilities and shareholders' equity	$17,616	$18,167

Top Image Systems Ltd.
Statements of Operations for the

	Three months ended	Three months ended
	March 31,	March 31,
	2010	2009
	In thousands, except per share data

Revenues	$5,279	$6,145

Cost of revenues	2,031	2,524

Gross profit	3,248	3,621

Expenses

Research and development costs, net	413	400
Selling and marketing	1,471	1,778
General and administrative	1,008	1,129

	2,892	3,307

Operating income	356	314

Financing income (expenses), net	(1,451)	(1,653)

Loss before taxes on income	(1,095)	(1,339)

Taxes on Income	(6)	(3)

Other expenses, net	-	(7)

Income from discontinued operation	-	13

Equity in loss of affiliates companies	-	(38)

Net loss for the period	$(1,101)	$(1,374)

Earnings per Share
Basic

Loss from continuing operations	(0.12)	(0.15)
Income from discontinued operation	-	-

Loss per share - basic	$(0.12)	$(0.15)

Weighted average number of shares used in computation of basic net income (loss) per share	9,355	9,312

Diluted

Loss from continuing operations	(0.12)	(0.15)
Income from discontinued operation	-	-

Loss per share - Diluted	$(0.12)	$(0.15)

Weighted average number of shares used in computation of diluted net earnings (loss) per share	9,355	9,312

Reconciliation of GAAP to Non-GAAP results:

	Three months ended	Three months ended
	March 31,	March 31,
	2010	2009
	In thousands, except per share data

GAAP operating income	$356	$314
Stock-based compensation expenses	79	-
Employees ESOP related costs	-	4
Amortization of intangible assets related to acquisition	11	85
Non- GAAP operating income	$446	$403

Net loss for the period	$(1,101)	$(1,374)
Stock-based compensation expenses	79	-
Employees ESOP related costs	-	4
Amortization of intangible assets related to acquisition	11	85
Change In Fair Value of Convertible Debentures	1,266	1,508
Non-GAAP Net income	$255	$223

Non-GAAP Net income used for basic earning per share	255	223
Intrest expenses on convertiable debentures used as diluted adjustment	32	38
Non-GAAP Net income used for diluted earning per share	$287	$261

Shares used in diluted earnings per share calculation	11,172	12,031

Non-GAAP diluted earnings per share	$0.03	$0.02